July 19, 2006

Neil S. Wechsler, Co-Chairman and Chief Executive Officer
Optimal Group Inc.
3500 de Maisonneuve Blvd. W.
Suite 1700
Montreal, Quebec, Canada H3Z 3C1

Dear Mr. Wechsler:

Funds and accounts managed by Clinton Group Inc. ("Clinton") have been shareholders of Optimal Group Inc. ("Optimal" or the "Company") since early 2005 and currently beneficially own in excess of 5% of the Company's outstanding shares. As one of the Company's largest shareholders, we have been impressed with the Company's strong financial performance and management's openness with shareholders to date.

Due to the recent drop in the Company's price combined with the vote on the bill HR 4411 "Unlawful Internet Gambling Enforcement Act" we felt compelled to modify our filing status to 13D from 13G. While we have been particularly attracted to the strong growth of Optimal in non-gaming payment processing and its focus on the higher growth and value added segment of "card not present", in light of the recent developments in the House of Representatives regarding online gaming, Clinton Group urges management to explore strategic alternatives for Optimal with the goal of maximizing shareholder value.

Given the wide disparity between Optimal's current valuation and that of comparable payment processor companies and, in particular, the greater than 50% discount Optimal currently trades at relative to its peers, we believe it is prudent for the Board of Directors to consider several possible initiatives to optimize the Company's capital structure including, but not limited to, issuing a special dividend or instituting an expanded stock repurchase plan or self-tender offer. Furthermore, we urge the Board of Directors to review several possible transactions ranging from, a spin-off of Optimal's remaining interest in the FireOne Group plc ("FireOne"), an outright sale of FireOne, a going private transaction, or a sale of the Company in whole or in parts.

While we do not believe that any legislation regarding online gaming will pass Congress this year and strongly believe that the U.K. model of regulation of the industry is a more prudent approach from a legislative standpoint, we would like to help management structure a transaction that both maximizes value for all shareholders and eliminates online gaming exposure to U.S. investors that choose not retain an ongoing interest. To this end, please feel free to contact Conrad Bringsjord, Managing Director at 212-377-4224 at Clinton to discuss further.



Sincerely,


/s/ George Hall
-------------------------
George Hall
Clinton Group, Inc.
President